Manning & Napier Fund, Inc.

290 Woodcliff Drive

Fairport, NY 14450

September 19, 2007

VIA EDGAR

Mr. Brick Barrientos

Division of Investment Company Regulation

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Manning & Napier Fund, Inc.’s Definitive Proxy Statement
Accession No: 0001193125-07-203041

Dear Mr. Barrientos:

The Manning & Napier Fund, Inc. (the “Fund”) is filing herewith pursuant to the Securities Exchange Act of 1934, as amended, and the Investment Company Act of 1940, as amended, a revision to its Schedule 14A, filed electronically via the EDGAR system on September 18, 2007, under accession number 0001193125-07-203041 (the “Filing”).

The purpose of this revision is to correct information contained within Appendix C to the Filing. Under the Equity Series portion of Appendix C, on page C-12, for proposal 3.B.vii, the proposed new non-fundamental policy included was incorrect and therefore did not correspond with the proposed non-fundamental policy included within Proposal 3.B.vii, on page 47 of the Proxy Statement.

After learning of the incorrect information contained within Appendix C to the Filing, prior to printing and mailing the Proxy Statement to shareholders, the Fund immediately contacted your office and its filing agent for assistance in rectifying the situation. The incorrect language included within Appendix C to the Filing, has been replaced with the correct language, as stated below:

New Non-Fundamental Policy

The Series may not purchase foreign securities, provided that the Advisor shall have the ability to retain a security that after purchase changes its domicile to one outside the United States.

Please do not hesitate to call the undersigned at (585) 325-6880 with any questions or comments.

Very truly yours,

/s/ Jodi L. Hedberg

Jodi L. Hedberg

Corporate Secretary

Cc:	Timothy W. Levin, Morgan, Lewis & Bockius, LLP